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Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No.333-259093) of C21 Investments Inc. (the "Company") of our reports dated August 15, 2022, relating to the consolidated financial statements of the Company as of and for the year ended January 31, 2022, before the effects of the adjustments described in Note 2, and to the consolidated financial statements of the Company as of and for the year ended January 31, 2021, included in this Annual Report on Form 20-F for the year ended January 31, 2023.

Irvine, CA

July 20, 2023

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